EXHIBIT 99.1

Bon Natural Life Limited Announces Change to Board Composition

Xian, China, June 30, 2022 — Bon Natural Life Limited (Nasdaq: BON) (“BON” or the “Company”), one of the leading bio-ingredient solutions providers in the natural, health and personal care industries, today announced the appointment of Jeffrey Guzy, as a new independent Director to its Board of Directors and as Chair of the Audit Committee, both effective June 28, 2022. Effective June 27, 2022, Mr. Christopher Constable resigned as a director of the Company for personal reasons and stepped down as a member and chairman of the audit committee of the Board. The resignation of Mr. Constable did not result from any dispute or disagreement with the Company or the Board on any matter relating to the Company’s operations, policies or practices.

Mr. Jeffrey Guzy has had key executive positions at several large international companies, including Loral Space, Sprint International, Verizon and IBM. Mr. Guzy is a private investor and advisor to Aprize Satellite and to several other hi-tech companies. Mr. Guzy has an MBA in Strategic Planning and Management from The Wharton School of the University of Pennsylvania, an M.S. in Systems Engineering from the University of Pennsylvania; a B.S. in Electrical Engineering from Penn State University; and a Certificate in Theology from Georgetown University. Mr. Guzy’s extensive business and financial oversight experience led to the conclusion that he should serve as a director and qualify as an audit committee financial expert.

Mr. Yongwei Hu, CEO and Chairman of BON stated, “We thank Chris for his service to us as our board member and wish him all the best in his future endeavors. At the same time, We are excited to welcome Jeffrey as a new independent director to BON’s Board. Jeffrey’ experience will complement our existing directors’ skills and experiences, and he will provide critical insight and direction as we continue to expand our operations. We look forward to Jeffrey’ contributions and expect to leverage his financial and governance experience in furtherance of our growth in the coming years. “

About Bon Natural Life Limited

The Company focuses on the manufacturing of personal care ingredients, such as plant extracted fragrance compounds for perfume and fragrance manufacturers, natural health supplements such as powder drinks and bioactive food ingredient products mostly used as food additives and nutritional supplements by their customers. For additional information, please visit the Company’s website at www.bnlus.com.

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the natural, health and personal care market in China and the other international markets the Company plans to serve; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and the international markets the Company plans to serve and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward–looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

In the United States:
Maggie Zhang | Impact IR	Sophie Zhang | Impact IR
Phone: (646) 893-8916	Phone: (786) 953-2513
Email: maggie.zhang@irimpact.com	Email: sophie.zhang@irimpact.com